UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 18, 2017
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release: ANGLOGOLD ASHANTI LIMITED- DEFERRED SHARE PLAN - 2018

S U M M A RY
INTRODUCTION AND PURPOSE
Throughout the course of 2016, the Remuneration and Human Resources Committee conducted a “root-and-branch” review of the
Group remuneration policy, with the aim of:
(i)
effecting structural improvements and better aligning the policy to international best-practice;
(ii) creating closer alignment with the expressed interest of shareholders; and
(iii)
creating a policy to shape behaviour that will ultimately help generate optimal value for all stakeholders, including shareholders, over the long term.
No further allocations will be made under the existing Bonus Share Plan and Long Term Incentive Plan, after June 2017, as both plans are in the process of being “wound down”. As a result, the Company requires a new incentive plan. The Company proposes adopting a single performance scorecard embracing both short (annual) and longer term objectives. Under this new proposed plan, payment will be made with a combination of annual cash bonuses and deferred share grants vesting over the ensuing ﬁve years. It is proposed that, contingent on receiving the requisite approval of shareholders, this new scheme, the Deferred Share Plan (DSP) be implemented with effect from 1 January 2018.
Shareholders expressed the following common themes during the recent consultation regarding an appropriate management incentive plan. The plan should have the following attributes:
·
longer vesting periods of about ﬁve years are preferred to the three-year period under the LTIP plan;
·
a simpler plan that continues to encourage share ownership by executives;
·
a clearer linkage between pay and performance;
·
incentive metrics that better encourage improved sustainability, free cash-ﬂow cash generation and capital efﬁciency, all performance attributes highly prized by investors; and
·
incentive measures that mitigate the impact of gold price volatility and other measures that fall beyond the sphere of management’s inﬂuence.
In response to this guidance, a new simpliﬁed plan is proposed for implementation. This plan comprises a single, combined short term and long term incentive, determined on the basis of performance measures based on the current year as well as trailing three-year periods.
A portion of the incentive under the new proposed plan will be payable in cash, though it should be noted that the cash-settled portion will be lower than the share-settled portion. The balance of the incentive will be awarded as deferred shares (conditional shares with dividend equivalents) vesting equally over ﬁve years for participating executives of the new, proposed plan.
The new plan has the following attributes:
·
It is simple, transparent and driven entirely by performance against critical short, medium and long term performance measures;
·
It has ﬁve-year vesting of executives’ awards, ensuring signiﬁcant post-employment exposure for good leavers, and thereby incentivising decision making that promotes long term sustainability;
·
It is more frugal with share usage. A maximum of 1% of issued shares can be used in settlement in any given year, with an overall limit of 5% under the plan. Flexibility around the settlement method will be maintained.
·
It provides for settlement of the bulk of the incentive in shares, rather than cash. The Board believes this is in shareholders’ interest given more favourable and predictable accounting treatment, as there is no requirement to mark the prevailing liability to market.
It ensures the interests of management remain aligned with those shareholders and also provides a measure of liquidity protection if the company is cash constrained;
·
It stipulates a clear minimum shareholding policy for the executive team, aligning their interests more closely with those of shareholders as deﬁned in the remuneration policy;
·
It provides more transparent disclosure of key scorecard parameters as they relate to the link between incentivisation and executives key performance indicators with respect to execution of strategy (this remains subject to commercial sensitivities in some areas, for example disposal, acquisitions or signiﬁcant future restructurings);
·
A signiﬁcant reduction in the number of measures linked to the gold price, a factor outside of managements’ control;

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·
An overall improvement in the balance of measures, namely: 35% of measures are based on externally benchmarked targets; 50%
focus on ﬁnancial delivery (inclusive of the externally benchmarked measures); 25% focus on operational measures; and 25% on sustainability, principally in the areas of safety, environmental stewardship and human capital;
·
Whilst the proposed plan promotes long term sustainability and better aligns the interests of management and shareholders, the new proposed plan does not result in an increase of executive remuneration by stealth;
·
It incorporates an innovative, new measure to promote efﬁcient allocation of capital. Normalised Cash Return on Equity (nCROE)
combines cash-ﬂow and return on equity into a single measure of capital efﬁciency, which together with Total Shareholder Returns ensures alignment with long term shareholder interests. (A full deﬁnition of the nCROE calculation is provided on page 38);
·
It fully incorporates relevant regulatory requirements (e.g. SEC clawback, malus and King IV).
The proposed annual performance measures and capitalised terms are deﬁned in the rules below.
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SCHEME RULES
1.
Deﬁnitions
1.1

In the DSP, unless the context indicates otherwise, the following words and expressions will have the meanings assigned thereto:
1.1.1

“Acceptance Date”

means the date by which an Employee is obliged to deliver an Acceptance
Notice to the Employer Company in order to participate in the DSP (in terms of clause 6.4);
1.1.2

“Acceptance Notice”

means the notice delivered by an Employee to an Employer Company indicating his acceptance of an Allocation (in terms of clause 6.4);
1.1.3

“Administrator”
means a member of the Group appointed by an Employer Company to act on behalf of that Employer Company in performing the obligations of that
Employer Company in terms of the DSP;
1.1.4

“Allocation”

means a total annual unit allocation amount (calculated in terms of the Rules)
approved by Remco on the recommendation of the Employer Company, made by an Employer Company to an Employee in respect of a Financial
Year in terms of clause 6;
1.1.5

“Allocation Date”

means the day on which an Allocation is awarded by an Employer Company to an Employee, as determined by Remco;
1.1.6

“Allocation Notice”

means the notice delivered by an Employer Company to an Employee in terms of clause 6.2, notifying such Employee of an Allocation and setting out the terms of the Allocation;
1.1.7
“Allocation Policy and
Performance Conditions”

means the proposed allocation policy and performance conditions which apply to Participants, made in terms of clause 4, attached hereto marked
Annexure A, as amended by Remco from time to time;
1.1.8

“Associate or Joint
Venture”
means any company, corporation or other similar entity in which the
Company owns, directly or indirectly, ordinary shares or securities of that company, corporation or entity, and that company, corporation or entity is considered to be an associate or joint venture in terms of the International
Financial Reporting Standards issued by the International Accounting
Standards Board from time to time;
1.1.9
“Auditors”
means the auditors of the Company from time to time;
1.1.10
“Board”
means the board of directors of the Company or any committee thereof to whom the powers of the board of directors of the Company in respect of the DSP are delegated;

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SCHEME RULES
1.1.11
“Broker”
means the ﬁnancial intermediary appointed by the Company and the
Employer Company to perform the services speciﬁed in the DSP on behalf of the Participants;
1.1.12
“Brokerage Account”
means the account with the Broker, which the Company will open in the name of the Participant;
1.1.13
“Closed Period”
means a closed period as (i) deﬁned in the Listings Requirements or (ii)
communicated by the Company; provided that for purposes of the DSP the deﬁnition shall also include a “prohibited period” as deﬁned in the Listings
Requirements in respect of those persons who fall within the ambit of paragraphs 3.63 and 3.67 of the Listings Requirements;
1.1.14
“Companies Act”
means the South African Companies Act, 71 of 2008;
1.1.15
“Company”
means AngloGold Ashanti Limited, a public company duly incorporated and registered in accordance with the laws of the Republic of South Africa under registration number 1944/017354/06;
1.1.16
“Control”
means a beneﬁcial interest in the voting securities of the Company equal to or exceeding the prescribed percentage in terms of section 123(5) of the
Companies Act;
1.1.17
“Dividends”
means all distributions as deﬁned in the Companies Act;
1.1.18
“Employee”
means any senior employee (including an executive director holding salaried employment or ofﬁce but excluding a non-executive director) employed by an Employer Company who is eligible to participate in the DSP in accordance with Remco’s determination from time to time. For purposes of the DSP,
Employees are categorised as “Executives” and “Key Employees”; 14.1(a)
1.1.19
“Employees’ Tax”
means employees’ Tax payable by the Employer Company in terms of the
Income Tax Act or any similar payroll Tax payable to the Revenue Authority in countries outside of South Africa;
1.1.20
“Employer Company”
means the speciﬁc entity (which includes both local and foreign entities)
within the Group that employed the Participant for the greater part of the
Financial Year taken into account in making the Allocation;
1.1.21
“Executives”
means the Employees selected by Remco who have senior positions in management and are employed by an Employer Company on a full-time basis;
1.1.22
“Exercise”
means when a Participant chooses to “convert” his Vested Units into Shares in accordance with clause 9;
1.1.23
“Exercise Date”
means the day on which the Participant Exercises his Vested Units in accordance with clause 9;
1.1.24
“Exercise Period”
means the period during which Participants are entitled to Exercise their
Vested Units. This period is determined by Remco in terms of clause 5.1.6 and notiﬁed to the Participant in the Award Notice; provided that Participants shall never have more than 10 (ten) years from the Allocation Date in which to Exercise their Vested Units;
1.1.25
“Financial Markets Act”
means the Financial Markets Act, 19 of 2012;
1.1.26
“Financial Year”
means the Company’s ﬁnancial year, which runs from 1 January to
31 December;
1.1.27
“Group”
means the Company, its Subsidiaries, Associates and Joint Ventures;

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1.1.28
“Ill-health”
means a physical, mental or psychological condition, including a disability or a condition caused by an injury, diagnosed by a Company approved
Medical Practitioner, which renders the Employee incapable of performing his duties in terms of his employment contract;
1.1.29
“Income Tax Act”
means the South African Income Tax Act, 58 of 1962 or a similar Act promulgated in countries outside of South Africa;
1.1.30
“JSE”
means the JSE Limited, a public company incorporated in accordance with the laws of the Republic of South Africa under registration number
2005/022939/06, which is licensed as an exchange in terms of the Financial
Markets Act;
1.1.31
“Key Employees”
means Employees who have specialist skills required in the Company’s highly technical business and who are not Executives;
1.1.32
“Listings Requirements”
means the JSE Limited Listings Requirements;
1.1.33
“Medical Practitioner”
means a person who is certiﬁed to diagnose and treat patients and who is registered with a professional council established by an Act of the South
African Parliament or its equivalent in countries outside of South Africa;
1.1.34
“Participant”
means an Executive or Key Employee that is awarded an Allocation in terms of clause 6 and thereby becomes subject to the terms and conditions of the DSP, and (save for the provisions of clause 16) shall include Participants who are no longer employed by an Employer Company but are entitled to continue to participate in the DSP (in terms of clause 14);
1.1.35
“Personal Information”
means personal information as deﬁned in section 1 of the Protection of
Personal Information Act, 4 of 2013;
1.1.36
“Remco”
means the Remuneration and Human Resources Committee of the Board
or any person(s) to whom the powers of Remco in respect of the DSP have been delegated (but then only in accordance with the terms of such delegation) which persons do not hold any executive ofﬁce within the Group;
1.1.37
“Remuneration Policy”
means the Company’s Remuneration Policy, as determined by the Board on the recommendation of Remco and disclosed in the Company’s annual remuneration report in its integrated report;
1.1.38
“Retirement”
means the termination of the employment of an Employee upon the Employee reaching the retirement age applicable to the Employee concerned;
1.1.39
“Retrenchment”
means the termination of the employment of an Employee by virtue of the operational requirements of the Employer Company concerned;
1.1.40
“Revenue Authority”
means the institution in a country that administers the relevant Tax legislation and/or to whom Tax should be paid by law;
1.1.41
“Share”
means an ordinary share designated as such in the memorandum of incorporation of the Company;
1.1.42
“Subsidiaries”
means any company which is at the relevant time a subsidiary as deﬁned in section 1 of the Companies Act; and
1.1.43
“Tax”
includes all present and future taxes, charges, imposts, duties, levies, deductions, withholdings or fees of any kind whatsoever, or any amount payable on account of or as security for any of the forgoing, imposed by legislation that applies to the DSP, a Participant or the Group, from time to time, levied, collected, withheld or assessed, together with any penalties, additions, ﬁnes, surcharges or interest relating thereto.

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SCHEME RULES
1.1.44
“DSP”
means the AngloGold Ashanti Limited Deferred Share Plan 2018, established in terms of this document;
1.1.45
“Units”
means, in respect of an Allocation, the notional number calculated in terms of clause 8;
1.1.46
“Unit Grant Price”
means a value that is determined by using the volume weighted average share price of a Share on the JSE over the 5 (ﬁve) business days immediately prior to the Allocation Date;
1.1.47
“Vest
Means the moment when a Participant is entitled to Exercise his Units in accordance with clause 9 and “Vested” and “Vesting” shall have equivalent meanings
1.1.48
“Vesting Date”
subject to clauses 6, 13.5 and 14; means the date which occurs after the expiry of the Vesting Period;
1.1.49
“Vesting Period”
means the period which commences on the Allocation Date and terminates at the end of the period(s) set out in the Allocation notice.
1.2
General Interpretation
For the purposes of the DSP the following rules of construction shall apply, unless the context requires otherwise:
1.2.1
Words importing –
1.2.1.1 any gender include the other genders;
1.2.1.2 the singular include the plural and vice versa; and
1.2.1.3 natural persons include artiﬁcial persons and vice versa.
1.2.2
If any provision in a deﬁnition is a substantive provision conferring a right or imposing an obligation on any party then, notwithstanding that it is only in a deﬁnition, effect shall be given to that provision as if it were a substantive provision in the body of the DSP.
1.2.3
Words and expressions deﬁned in the Companies Act which are not deﬁned in the DSP shall have the same meanings in the DSP as those ascribed to them in the Companies Act.
1.2.4
The DSP will be given effect to in accordance with:
1.2.4.1 the Companies Act;
1.2.4.2 the Listings Requirements, including paragraphs 3.63 to 3.74 and 3.92 to the extent applicable;
and 14.9(d)
1.2.4.3 the Remuneration Policy.
1.2.5
To the extent that a conﬂict exists between the DSP and the Rules, the terms of the DSP shall prevail and
Remco shall be required to amend the Rules so that the terms of the Rules are consistent with the terms of the DSP.
1.2.6
All references to a statute and the Listings Requirements shall be to such statute and the Listings
Requirements (as the case may be) as at the date of adoption of the DSP by the Company and as amended, replaced or superseded from time to time thereafter.
1.3
Headings and Sub-headings
All the headings and sub-headings in the DSP are for convenience only and are not to be taken into account for the purpose of interpreting it.

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2.
Object
The object and purpose of the DSP is to:
2.1
incentivise the Group’s Executives and Key Employees to meet strategic short-, Medium- and long term objectives that will help deliver value to shareholders;
2.2
achieve alignment between the Participants’ remuneration and the interests of the Company’s shareholders; and
2.3
act as a retention mechanism in a market where highly skilled people are in high demand.
3.
Administrator
An Employer Company may appoint an Administrator to act on its behalf in performing its obligations as an Employer
Company under the DSP. For purposes of the DSP, references to “Employer Company” include an Administrator that has been appointed by an Employer Company in terms of this clause 3.
4.
Allocation Policy and Performance Conditions
4.1
Remco shall be entitled, subject to the provisions of the DSP, to make and establish an Allocation Policy and
Performance Conditions as it deems expedient or necessary for the proper implementation of the DSP.
4.2
Remco may, from time to time, in its sole discretion, amend the Allocation Policy and Performance Conditions, provided that the amendments:
4.2.1
are in line with the Remuneration Policy; and
4.2.2
take due account of prevailing market trends and what is regarded as “remuneration best practice” at the time of such amendments.
4.3
Subject to clauses 14, 16 and 17, once an Allocation has been made, the Allocation Policy and
Performance Conditions which pertain to that speciﬁc Allocation may not be amended or varied. This does not, in any way, restrict the provisions set out in clause 13.
5.
Annual Remco Determination
5.1
Each year, Remco shall determine and (as contemplated in clause 4), if deemed appropriate, amend the respective Allocation Policy and Performance Conditions to record the following:
5.1.1 which Employees shall receive an Allocation;
5.1.2 the size of the Allocations to be granted to the Employees;
5.1.3 the Allocation Date;
5.1.4 the Acceptance Date;
5.1.5 the Vesting Dates and Vesting Periods that will apply to an Allocation; and
5.1.6 the Exercise Period.
5.2
The Vesting Period set out in the Policy shall not be less than a period of 1 (one) year and not longer than a period of 5 (ﬁve) years. A single Allocation made to an Employee may have more than 1 (one) Vesting
Date and, as a result, more than 1 (one) Vesting Period. A single allocation to an Executive will Vest over a period of 5 (ﬁve) years (20% per annum).
5.3
Remco shall set out in the Policy the criteria on which Allocations are made in terms of the DSP. The criteria shall be aligned with the strategic objectives of the Company and the DSP (as set out in clause 2 above).

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SCHEME RULES
6.
Allocations 14.1(f)
6.1
Upon the determination by Remco of the matters set out in clause 5, an Employer Company shall be entitled to award an Allocation to an Employee on the terms set out hereunder.
6.2
The Employer Company shall deliver an Allocation Notice to the Employee on the Allocation Date, notifying him of:
6.2.1
the Acceptance Date;
6.2.2
the size of the Allocation (which is calculated in accordance with the formulae in the Rules);
6.2.3
the number of Units applicable to the Allocation (calculated in terms of clause 8);
6.2.4
the Vesting Dates and Vesting Periods applicable to the Allocation;
6.2.5
the Exercise Period; and
6.2.6
the fact that the Employer Company may open a Brokerage Account in his name.
6.3
There will be no payment by the Participant for the Allocation. 14.1(d)
6.4
The Employee must deliver an Acceptance Notice to the Employer Company on or before the Acceptance Date indicating:
6.4.1
his acceptance of the terms and conditions of the DSP (including, but not limited to, those set out in clause 19);
6.4.2
his consent to a Brokerage Account being opened in his name (he must also provide any “Know Your
Client” supporting information and documentation required to open the Brokerage Account).
6.5
The obligations of an Employer Company under the DSP shall be postponed until such time as the Participant has delivered his Acceptance Notice to the Employer Company in accordance with clause 6.3 above; provided that if the
Participant fails to deliver his Acceptance Notice to the Employer Company within 30 (thirty) days of the Acceptance
Date, he shall be deemed to have accepted the Allocation. The Employer Company will not be liable for any loss that may be suffered by the Participant as a result of the postponement of its obligations in terms of this clause 6.5.
6.6
An Employee may not transfer, cede, pledge or alienate in any way whatsoever their rights as a Participant under the DSP. 14.1(e)
6.7
For the avoidance of doubt, the Allocation does not give a Participant any right to participate in the DSP, or any rights to Shares until and to the extent that the terms and conditions in the DSP have been met. 14.1(e)
7.
Threshold
7.1
Allocations are subject to an annual cap of 1% (one percent) of the issued share capital of the Company (i.e. the
Remco may not authorise the award of more than 4 000 000 Units each Financial Year).
8.
Calculation of Units
8.1
The number of Units attributable to an Allocation shall be calculated by dividing the Allocation by the Unit Grant Price and rounding-down the resultant number to the next whole number.
8.2
Subject to:
8.2.1
clause 14; and
8.2.2
the Participant being in the employ of the Group on the Vesting Date, the number of Units determines the number of Shares that a Participant has a right to acquire on the terms of, and subject to the conditions of this DSP.
8.3
For the avoidance of doubt, the Allocation of the Units does not constitute the issue of Shares nor does it give a
Participant the right to Shares until and to the extent that the provisions of the DSP have been satisﬁed. Accordingly, the Units are granted on the understanding that the Units may not be traded or used as security for any obligations and any attempt to trade in Units or use them as security for any obligations shall result in the forfeiture of the relevant Units.

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9.
Vesting and Exercise of Units and Acquisition of Shares
9.1
On the Vesting Date, a Participant shall have the right to Exercise the number of Units calculated in terms of clause
8. Participants are not obliged to Exercise their Units on the Vesting Date; they may choose to Exercise their Units at any point during the Exercise Period. Vested Units will lapse if not exercised during the Exercise Period. A Participant shall have no right to any cash payment in terms of the DSP.
9.2
As soon as practicable after the Exercise Date, the number of Shares to which each Participant becomes entitled shall be calculated in accordance with the Rules. The Participant shall, subject to any other provisions of the DSP which may apply, be entitled to delivery of such number of Shares. The Shares delivered to the Participant may be Shares acquired through the market, treasury Shares held by the Group or Shares which are issued to the
Participant by the Company in accordance with shareholder approval.
9.3
A number of Shares equal to the number of Units Exercised will be procured by the Employer Company for delivery to the Participant, which Shares will be fully paid up and will rank pari passu with the existing issued Shares and will have the same voting rights as the existing issued Shares. If the Shares are not yet issued, the Board will procure that they are listed on the JSE upon issue. 14.1(e)
9.4
Subject to clause 21.2, a Participant shall be entitled to dispose of any Share acquired by him pursuant to the DSP at any time after the Share has been delivered to him.
10.
Shares Available for the DSP
10.1
The maximum number of Shares which any one Participant may acquire in terms of the DSP shall not exceed
1 000 000 (one million) Shares. 14.1(c)
10.2
The aggregate number of Shares that may be utilised for this DSP shall not exceed 20 000 000 (twenty million)
Shares. 14.1(b)
10.3
If Remco so determines, Shares may be purchased on market for purposes of satisfying the obligations under the
DSP. Such Shares will not be taken into account for purposes of determining the limits in clauses 10.1 and 10.2 above. 14.9(c)
10.4
The Company shall summarise in its annual ﬁnancial statements the number of Shares that may be utilised for purposes of the DSP at the beginning of the Financial Year, changes in such number during the accounting period and the balance of Shares available for utilisation for the purposes of the DSP at the end of the Financial Year. 14.8
11.
Brokerage Accounts
11.1
The Participant shall have full ownership rights in the Shares in his Brokerage Account (including the right to dispose of the Shares subject to the Group’s policies and procedures relating to trading in the Company’s securities, the provisions of the Financial Markets Act, and the Listings Requirements).
11.2
Subject to the Employer Company exercising a discretion to the contrary, the Participant shall be personally responsible for maintaining the Brokerage Account and paying all relevant fees and Taxes when he ceases to participate in the DSP.
11.3
After the Exercise Date, the Participant may instruct the Broker to transfer his Shares to a different brokerage account; provided that all costs associated with the transfer will be for the Participant’s account.
12.
Distributions
14.1(e)
12.1
As a Unit is not a Share and does not represent a Share or, in itself, an entitlement to a Share, it follows that the Employer Company will not be obliged to pay a Participant any amount relating to distributions made by the
Company during the Vesting Period.
12.2
Participants shall receive Dividend equivalents in respect of their Vested Units in the form of a cash payment which is equal in value to the Dividends which would have been paid on the number of Shares that a Participant has a right to acquire on the terms of, and subject to the conditions of this DSP (calculated in terms of clause 8) during the Vesting Period and treating such Dividends as having been re-invested in Units at the respective payment dates for the purposes of this calculation.
12.3
Any distributions made by the Company after the Vesting Date in terms of 12.2 shall be due and payable by the
Employer Company to the Participant, subject to the deduction by the Employer Company of any applicable Tax.

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13.
Reduction or Forfeiture of Allocation
13.1
Any Allocations made to the Chief Financial Ofﬁcer and the Chief Executive Ofﬁcer may be subject to reduction or forfeiture (in whole or in part) in accordance with section 304 of the Sarbanes Oxley Act, 2002 (“SOX”).
13.2
It is foreseeable that there may be a change in law (either in accordance with the Proposed Rule pertaining to “Listing
Standards for Recovery of Erroneously Awarded Compensation” outlined in Federal Register, Vol 80, No. 134 dated
14 July 2015, or otherwise) which may extend the application of section 304 of SOX to all Executives. If this takes place, any Allocations made to Executives may also be subject to reduction or forfeiture (in whole or in part) in accordance with section 304 of SOX.
13.3
Remco may exercise its discretion to determine that a Participant’s Allocation is subject to reduction or forfeiture (in whole or in part) if:
13.3.1
there is reasonable evidence of misbehaviour or material error by a Participant; or
13.3.2
the ﬁnancial performance of the Group, the Company, the Employer Company or the relevant business unit for any Financial Year in respect of which an Allocation is based have subsequently appeared to be materially inaccurate; or
13.3.3
the Group, the Company, the Employer Company or the relevant business unit suffers a material downturn in its ﬁnancial performance, for which the Participant can be seen to have some liability; or
13.3.4
the Group, the Company, the Employer Company or the relevant business unit suffers a material failure of risk management, for which the Participant can be seen to have some liability, or in any other circumstances if the Remco determines that it is reasonable to subject the Allocations of one or more Participants to reduction or forfeiture.
13.4
To the extent that this clause 13 applies to a Participant, the Remco shall determine if the Participant’s Allocation shall be forfeited in whole or in part and, if Remco does so determine that all or a portion of the Participant’s
Allocation shall be forfeited, that Allocation shall be forfeited with effect from the date of the determination.
13.5
Remco may postpone the Vesting Date in respect of any Participant if, at the Vesting Date, there is an ongoing investigation or other procedure being carried on to determine whether the forfeiture provisions apply in respect of a Participant, or the Remco decides that further investigation is warranted. In such event, the Vesting Date shall be deemed to be the date upon which the investigation or procedure has been completed and the Remco has determined that the Participant’s Allocation shall not be forfeited.
14.
Termination or cessation of Employment 14.1(h)
14.1
Subject to clauses 14.2 to 14.6, the right of a Participant to receive Shares or payment of any amount in terms of the
DSP shall be forfeited by the Participant immediately upon the Participant ceasing to be employed by an Employer
Company. Any Shares, which are not issued to Participants as a result of forfeiture in terms of this clause 14, shall revert back to the DSP. 14.3(f)
All Participants
14.2
In the event that a Participant dies, the Vesting Date for the purpose of clause 9.1 will be accelerated to the date of death and the Participant’s estate shall be entitled to receive the full number of Shares to which the Participant would have been entitled had the Vesting Date not been accelerated. The Employer Company shall deliver the Shares to the Participant’s estate within a reasonable period after the accelerated Vesting Date.
14.3
In the event that a Participant ceases to be employed by an Employer Company prior to the Vesting Date due to:
14.3.1
the transfer of the business in which the Participant is employed to a third party as a going concern; or
14.3.2
the Employer Company through which the Participant is eligible to participate in the DSP ceasing to be a member of the Group,
the Vesting Date for the purpose of clause 9.1. will be accelerated to the date of the event contemplated in clause 14.3.1 or 14.3.2 (as the case may be) and the Participant shall be entitled to receive a number of Shares, which shall be reduced in proportion to the reduction in the Vesting Period.
14.4
For the avoidance of doubt, a Participant who is transferred from one Employer Company to another within the Group shall not be treated as having terminated his employment or ceasing to be employed by an Employer Company for purposes of the DSP.

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Executives
14.5
In the event that a Participant ceases to be employed by an Employer Company prior to the Vesting Date due to:
14.5.1
Ill-health (this ground also applies where a Participant is unable to attend work for a period of six calendar months or more) (evidenced to the satisfaction of Remco);
14.5.2
Retirement (evidenced to the satisfaction of Remco);
14.5.3
mutual agreement between the Participant and the Employer Company; or
14.5.4
Retrenchment,
the Participant may continue to hold his Units notwithstanding the termination of his employment.
The Vesting Date for the purpose of clause 1.1 will remain unchanged.
Key Employees
14.6
In the event that a Participant ceases to be employed by an Employer Company prior to the Vesting Date due to:
14.6.1
Ill-health (this ground also applies where a Participant is unable to attend work for a period of six calendar months or more) (evidenced to the satisfaction of Remco);
14.6.2
Retirement (evidenced to the satisfaction of Remco);
14.6.3
mutual agreement between the Participant and the Employer Company; or
14.6.4
Retrenchment,
the Vesting Date for the purpose of clause 1.1 will be accelerated and the Participant shall be entitled to receive a number of Shares, which shall be reduced in proportion to the reduction in the Vesting Period.
14.7
Where a Participant ceases to be employed by an Employer Company in accordance with the provisions of clauses
14.2 to 14.6 above (i.e. on a “no fault” basis) any Vested Units may be exercised at any time during the period of six months following the date of cessation of employment (the “Extended Exercise Period”). A Participant’s Vested
Units will lapse if not exercised during the Extended Exercise Period.
14.8
Where a Participant ceases to be employed by an Employer Company for any other reason (i.e. in accordance with the provisions of clause 14.1 above or on a “fault” basis) any Vested Units will lapse if not exercised during the
Exercise Period (which shall terminate on the date on which the Participant ceases to be employed by an Employer
Company).
15.
Costs and Employees’ Tax
15.1
Prior to the Vesting Date, all costs and expenses relating to the DSP, including for the avoidance of doubt, all costs relating to the administrator (“Costs”) will be for The Company’s account. The Company shall recover the Costs from the appropriate Employer Company.
15.2
After the Vesting Date, all Costs will be for the Participant’s account.
15.3
The Participant shall be liable for all Employees’ Tax payable as a result of beneﬁts due to him in terms of the DSP.
15.4
The Employer Company will instruct the Broker to sell a sufﬁcient number of the Shares from the Participant’s
Brokerage Account to cover the Participant’s Employees’ Tax liability and to remit the proceeds to the account stipulated by the Employer Company, who will pay the Employees’ Tax to the Revenue Authority (unless the
Participant tenders the cash amount of the Employees’ Tax to the Employer Company in advance). Any excess proceeds from the sale of the Shares will be paid to the Participant. 14.9(b)
15.5
The Participant agrees that the Broker is entitled to sell the Shares to discharge the Employees’ Tax payable as a result of beneﬁts due to him in terms of the DSP in accordance with the provisions of this clause 15.

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16.
Takeovers / Reconstruction 14.1(g)
16.1
To the extent that the Company is involved in a merger, takeover or similar corporate action, Remco may decide:
16.1.1
to reduce the Vesting Period and bring forward the Vesting Date as part of such transaction, which will entitle the Participant to receive a pro-rated portion of his Shares on the accelerated Vesting Date
(the balance of his Shares will Vest on the original Vesting Dates); or
16.1.2
to replace the Units in this DSP with beneﬁts in terms of a similar scheme; provided that such replacement beneﬁts must put the Participant in a similar position to the position he was in immediately before the replacement beneﬁts accrued to the Participant.
16.2
For the avoidance of doubt, the provisions of this clause 16 do not apply to Participants who are no longer employed by an Employer Company but are entitled to continue to participate in the DSP (in terms of clause 14).
17.
Capitalisation / Reorganisation
17.1
In the event of a rights issue, consolidation, subdivision, capitalisation issue, a special dividend, reduction of capital or other variation of the Shares, the number of each Participant’s Units calculated in terms of the DSP may be varied in such manner as Remco and the Auditors (acting as experts) shall determine to be in their opinion fair and reasonable. In making such determination, Remco shall ensure that, as far as possible in the circumstances, a
Participant is not prejudiced or given beneﬁts beyond those provided for in terms of the DSP. 14.3(b)
17.2
The aggregate number of Shares that may be utilised for the DSP as prescribed in clause 10.2, shall be adjusted proportionately in the event of a rights issue, consolidation, subdivision, reduction or other variation of the Shares as contemplated in clause 17.1 above. 14.3(a)
17.3
The Auditors or other independent advisers acceptable to the JSE shall conﬁrm to the Remco who undertakes to procure that the Auditors will conﬁrm to the JSE, in writing at the time that such adjustment is ﬁnalised, that any adjustment in terms of this clause 17 is calculated on a reasonable basis in accordance with the provisions of the
DSP, and that such adjustment causes a Participant’s entitlement to the same proportion of the share capital as that to which it was previously entitled. 14.3(d)
17.4
Remco may take such steps as they consider necessary to notify the Participants of any adjustment made under this clause 17 and to implement such adjustment.
17.5
It is recorded that the issue of Shares as consideration for an acquisition, the issue of Shares for cash and the issue of Shares for a vendor consideration placing will not be regarded as a circumstance requiring adjustment to clauses
10.1 and 10.2. 14.3(c)
17.6
Any adjustment made in accordance with clause 17.2 above, must be reported on in the Company’s annual ﬁnancial statements in the year during which the adjustment is made. 14.3(e)
17.7
For the avoidance of doubt, the provisions of this clause 17 do apply to Participants who are no longer employed by an Employer Company but are entitled to continue to participate in the DSP (in terms of clause 14).
18.
Remco’s Discretion
Where the DSP refers to the discretion of Remco, such discretion shall be sole, absolute and unrestricted unless the contrary is expressed, provided that if Remco delegates the authority to exercise discretion, the discretion should be exercised in terms of a Remco approved policy.
19.
Data Protection
19.1
In the Acceptance Notice, the Participant must agree and consent to:
19.1.1
the collection, use and processing by the Employer Company of Personal Information relating to the
Participant, for all purposes reasonably connected with the administration of the DSP;
19.1.2
the Employer Company, Company, and any company in the Group transferring Personal Information to or between any of such persons for all purposes reasonably connected with the administration of the DSP and the use of such Personal Information by such persons for all purposes reasonably connected with the administration of the DSP;
19.1.3
the transfer to and retention of such Personal Information by any third party anywhere in the world for all purposes reasonably connected with the administration of the DSP.

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20.
Amendment 14.2
20.1
The DSP may be amended in any respect by the shareholders of the Company passing a resolution, requiring a
75% (seventy ﬁve percent) majority of the votes cast in favour of the resolution by all the shareholders present or represented by proxy at the general meeting to approve such resolution.
20.2
Notwithstanding the generality of clause 20.1, no amendment or alteration shall be made that would adversely affect a Participant’s existing rights under the DSP and his likely position relative to other holders of Shares. This does not, in any way, restrict the provisions set out in clause 13. In particular, subject to clause 20.3, no amendment can be made to the:
20.2.1
category of Employees that are eligible to participate in the DSP; 14.1(a)
20.2.2
DSP limit in clause 10.2; 14.1(b)
20.2.3
Participant limit in clause 10.1; 14.1(c)
20.2.4
amount payable by a Participant for the Units (if any); 14.1(d)
20.2.5
voting, Dividend, transfer and other rights (including those arising on liquidation of the Company) attaching to Shares; 14.1(e)
20.2.6
basis on which Allocations are made; 14.1(f)
20.2.7
treatment of Allocations in instances of mergers, takeovers or corporate actions; 14.1(g)
20.2.8
termination rights of Participants; and 14.1 (h)
20.2.9
terms of this clause 20.2,
without prior approval by resolution requiring a 75% majority of the shareholders of the Company in general meeting; provided that Participants will only be permitted to vote in respect of Shares which they already hold (i.e. which Shares were not acquired pursuant to the DSP).
20.3
Subject to approval from the JSE, clauses 20.1 and 20.2 will not apply to any amendment which is:
20.3.1
minor and to beneﬁt the administration of the DSP;
20.3.2
to take account of any changes in legislation; or
20.3.3
to obtain or maintain favourable Tax, exchange control or regulatory treatment for the Company, any
Employer Company or any present or future Participant.
21.
General
21.1
To the extent that shareholder approval is required to authorise any performance by the Group as contemplated in the DSP, such performance shall only take place once the requisite shareholder approval has been obtained. To the extent that the requisite shareholder approval is not obtained, Remco shall exercise its discretion in determining the appropriate response. In certain circumstances, Remco may be obliged to inform the Participants that their rights under the DSP have been postponed or forfeited. The Company will not be liable for any loss that may be suffered by the Participant as a result of such postponement or forfeiture.
21.2
Despite the occurrence of a Vesting Date, all Participants shall be subject to the Group’s policies and procedures relating to trading in the Company’s securities, the Financial Markets Act and the Listings Requirements and no
Participant shall undertake any action in respect of that Participant’s Shares that will cause the Company to breach its obligations in terms of the Financial Markets Act or the Listings Requirements.
21.3
The Company will ensure that no Shares are acquired for the DSP at a time when such acquisition is prohibited by the provisions of the Financial Markets Act or the Listings Requirements. To the extent that the Company is unable to deliver the Shares to a Participant as a result of the provisions of the Financial Markets Act or the Listings
Requirements, the Company will deliver the Shares to the Participant as soon as possible after the restriction is lifted;
provided that the Company will not be liable for any loss that may be suffered by the Participant as a result of the postponement of delivery in terms of this clause 21.3. 14.9(e)(f)
21.4
Whilst the companies in the Group will make every effort to purchase and/or issue the Shares within a reasonable period of time for purposes of satisfying their obligations under the DSP, they do not guarantee that they will be able to do so within set time periods. As such, the Group will not be liable for any loss that may be suffered by the
Participant as a result of any ﬂuctuations in the Share price, or for any other reason.

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21.5
In the event that a company within the Group holds Shares for the purposes of satisfying potential obligations arising from the DSP, that company will not be permitted to exercise any voting rights attaching to those Shares. Such
Shares will not be taken into account for purposes of determining the categorisations set out in section 9 of the
Listings Requirements. 14.10
21.6
The receipt of an Allocation in any year by a Participant does not create any rights and/or expectations that the same
Participant shall be entitled to any further Allocations in any subsequent years. An Employee’s eligibility to receive
Allocations shall be determined annually by Remco.
21.7
Any dispute arising under the DSP shall be referred to the Group Chief Executive. In the event that the Group Chief
Executive is unable to resolve the dispute, it shall be referred to the Chairman of Remco who shall decide thereon, and that decision shall be ﬁnal and binding on all parties to the dispute. However, if the dispute relates, directly or indirectly, to either the Group Chief Executive or the Chairman of Remco, the dispute shall be referred to the
Chairman of the Board, who shall decide thereon and that decision shall be ﬁnal and binding on all parties to the dispute.
21.8
The DSP and participation in it shall not form part of any contract of employment between any Employer Company and any Employee and the rights and obligations of any individual under the terms of his ofﬁce or employment with the Employer Company shall not be affected by his participation in the DSP. This DSP shall afford an individual no additional rights to compensation or damages for any loss or potential loss which he may suffer (by reason of being unable to receive Shares or otherwise) in consequence of the termination of any ofﬁce or employment within the
Group for any reason whatsoever, regardless of whether such termination of employment was lawful, unlawful, fair or unfair.
21.9
The DSP shall not confer on any person any legal or equitable rights (including, for the avoidance of doubt, any voting rights or rights to receive Dividends) against any Employer Company directly or indirectly, or give rise to any cause of action at law or in equity against any Employer Company.
21.10
Shares may only be issued or purchased for the DSP once a Participant or group of Participants to whom they will be allocated, have been formally identiﬁed. 14.9(a)
21.11
The DSP will be governed by and construed in accordance with the laws of the Republic of South Africa.

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1.
Deﬁnitions
For purposes of these Rules:
1.1 unless otherwise stated or the context indicates otherwise, all words and expressions deﬁned in the DSP shall have the same meaning herein;
1.2 the following words and expressions shall, unless the context requires otherwise, have the meanings assigned thereto:
1.2.1 “Base Pay” means a Participant’s annual base salary before Tax (excluding beneﬁts and bonuses) as at 31 December;
1.2.2 “On-Target Percentage” means the percentage set out in the incentive parameters table in clause 2.6 below;
1.2.3 “Performance Modiﬁer” means the annually agreed Remco approved performance metrics set out in clause 2.5 below and the Allocation Letter; and
1.2.4 “Threshold and Maximum
Percentage”
means the percentage set out in the incentive parameters table in clause 2.6.
2.
Allocation and Vesting Periods
2.1 Remco shall consider which Employees are most able to assist the Company in reaching the objectives set out in clause 2 of the DSP. If it is determined by Remco that a particular Employee will not assist the Company in reaching its objectives, such Employee shall not qualify as a Participant.
2.2 Should Remco not be satisﬁed with an Employee recommended by an Employer Company or with an On-Target
Percentage recommended to it in respect of any Employee (as set out in the incentive parameters table in clause
2.6 below), it may, in its discretion, refuse to allocate to the Employee and/or allocate a lower On-Target Percentage, as it deems appropriate and may enter into discussions with any person (other than the relevant Employee involved)
that Remco believes will be able to assist it in exercising its discretion.
2.3 Allocations shall not be calculated using percentages in excess of the maximum percentages (depending on the role), indicated in the incentive parameters table referred to in clause 2.6 below.
2.4 Allocations are determined by applying the Company and Individual weighting to the Employee as deﬁned by their level/ role in the organisation. This determines the extent to which an Employee is exposed to either the overall
Company performance or their Individual performance as deﬁned in their individual Key Performance Indicators
(KPIs). The weightings are as per the table below:
Role
Company performance weighting
Individual performance weighting
Executive Vice President/Chief
Operating Ofﬁcer 60% 40%
Chief Financial Ofﬁcer 60% 40%
Chief Executive Ofﬁcer 70% 30%
2.5 For 2018 the Company performance will be measured by the following Remco approved measures. These will be reviewed and the performance targets adjusted in line with the business strategy and stakeholder requirements on an annual basis:

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2018 Performance Measure
Target weighting
Financial
measures
Relative TSR (measured in US$) 10.00%
Absolute TSR (measured in US$) 10.00%
All-in sustaining costs 15.00%
Normalised cash return on equity (nCROE)* 15.00%
Operational
measures
Production 12.50%
Ore Reserve additions pre-depletion and excluding asset sales and M&A 6.25%
Mineral Resource additions pre-depletion and excluding asset sales and M&A 6.25%
Sustainability
measures
Safety, Health, Environment, Community 20.00%
People:
– Strategic coverage ratio
– Retention of top talent pool 5.00%
TOTAL % 100%
* Normalised cash return on equity (nCROE) – calculated as the FCF/average shareholders equity, adjusted for material impairments of the carrying value of assets and share issuances excluding those related to share incentive schemes
2.6 Informing the performance calculation, the payout parameters, as determined by the comparator market and the remuneration policy are applied. Achievement below a threshold performance on Company achievement and/ or individual performance will result in no incentive or share allocation. All allocations are directly linked to performance.
The performance payout ranges are deﬁned as per the table below:
Cash
Shares
Total
Incentive
Cash Shares
Total
Incentive
Cash
Shares
Total
Incentive
Level
Threshold Achievement
On Target Achievement
Maximum Achievement
Executive Vice President/
Chief Operating Ofﬁcer 35.00% 82.50% 117.50% 70.0% 165.0% 235.0% 105.00% 247.50% 352.50%
Chief Financial Ofﬁcer 40.00% 87.50% 127.50% 80.0% 175.0% 255.0% 120.00% 262.50% 382.50%
Chief Executive Ofﬁcer 50.00% 100.00% 150.00% 100.0% 200.0% 300.0% 150.00% 300.00% 450.00%
2.7 Delivery is based on the following performance calculation:
Cash – year 1:
Base Pay X Performance Weighting (Individual) X On - Target Cash Percentage X Individual Performance Modiﬁer
(KPIs)
+
Base Pay X Performance Weighting (Company) X On - Target Cash Percentage X Company Performance Modiﬁer
Shares – year 2 to year 6 – (shares delivered over 5 years 20% per year):
Base Pay X Performance Weighting (Individual) X On - Target Shares Percentage X Individual Performance Modiﬁer
(KPIs)
+
Base Pay X Performance Weighting (Company) X On - Target Shares Percentage X Company Performance Modiﬁer
2.8 The Allocation Policy and Performance Conditions may be changed in subsequent years, provided that the Allocation
Policy is in line with prevailing market benchmarks, that the Performance Conditions are no less “stretching” than those detailed above, and that consultation with shareholders will precede any signiﬁcant changes. The Allocation
Policy and Performance Conditions will be published each year in the Remuneration Policy.

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: May 18, 2017
By:
/s/ M E SANZ PEREZ________
Name:
Title:
M E Sanz Perez
EVP: Group Legal, Commercial & Governance